05038608

SEC[illegible] [illegible]SION
Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number:	3235-0123
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SEC FILE NUMBER
8- 52219

SEC MAIL PROCESSING SECTION RECEIVED MAR - 1 2005 WASH, D.C. 213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) **AND ENDING** 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ELECTRONIC SPECIALIST LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 Third Avenue, 38th Floor
(No. and Street)

New York,	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Sher (212) 994-9864
(Area Code- Telephone Number)

PROCESSED
MAR 18 2005
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas,	New York,	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number

OATH OR AFFIRMATION

I, David Sher swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Electronic Specialist, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

JOYCE O'NEILL
Notary Public, State of New York
No. 4608312
Qualified in Nassau County
Commission Expires 1/31/05

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Member of
Electronic Specialist LLC

We have audited the accompanying statement of financial condition of Electronic Specialist LLC (the "Company") as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Electronic Specialist LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP
New York, New York

February 14, 2005

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

ELECTRONIC SPECIALIST LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS	
Cash	$ 1,193
Due from broker	427,106
Due from Parent	680,121
Other	76,376
Total Assets	$1,184,796
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Due to brokers	$ 81,432
Soft dollar related	174,120
Accounts payable, accrued expenses and other liabilities	68,848
Total liabilities	324,400
Member's Equity	860,396
Total Liabilities and Member's Equity	$1,184,796

See Notes to Statement of Financial Condition

1. ORGANIZATION AND PRINCIPAL BUSINESS ACTIVITY:

Electronic Specialist LLC (the "Company"), a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). Additionally, the Company is registered with the Commodity Futures Trading Commission (the "CFTC") and is a member of the National Futures Association (the "NFA") as an introducing broker. The Company primarily provides direct market access and algorithmic trade routing services for its customers. The Company is a wholly owned subsidiary of ESP Technologies LLC (the "Parent").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Commissions and servicing income from customer transactions and the related expenses are recorded on a trade-date basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reflected in the financial statements. Actual results could differ from those estimates due to uncertainties inherent in any such estimation process.

The Company is treated as a partnership for federal and state income tax purposes and, therefore, does not record a provision for income taxes. Accordingly, the member reports the Company's income or loss on its income tax return. The Company does, however, include a provision for unincorporated business taxes when appropriate.

3. NET CAPITAL REQUIREMENT:

The Company, as a member of the NASD, is subject to the SEC Uniform Net Capital Rule 15c3-1, which specifies uniform net capital requirements for its registrants. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Additionally, the Company is subject to the CFTC's minimum financial requirements (Regulation 1.17) which specifies net capital requirements for its registrants. As of December 31, 2004, the Company's net capital was $103,899, which was $82,273 in excess of its minimum requirements of $21,626 under SEC Rule 15c3-1 and $73,899 in excess of its minimum requirements under CFTC Regulation 1.17.

4. RELATED PARTY TRANSACTIONS:

The Parent is currently providing bill paying services and charges the Company for the Company's direct expenses. Additionally, the Parent charges the Company a portion of salaries for individuals who service the Company and the Company charges the Parent a portion of salaries for individuals who service the Parent. The net charge to the Parent was approximately $47,000. The due from Parent on the statement of financial condition represents net cash advances made to the Parent with respect to the funding of these expenses and to meet other cash requirements of the Parent.

The Company entered into a software license agreement with its Parent for the use of software which provides for the routing of trades. The agreement will terminate April 30, 2005 unless automatically renewed, or in the event of certain occurrences as described in the agreement, and provides for an assignment and servicing of third-party clients to the Company for value as mutually determined.

The Company provides execution services to an affiliate of the majority member of the Parent at no cost as per the terms of an agreement between the Parent and this affiliate.

In order to meet certain requirements of the lessor, an affiliate of the majority member of the Parent entered into a lease agreement for the space occupied by the Company.

The managing member of the Parent has guaranteed the amount due from the Parent.

5. OFF-BALANCE-SHEET AND CONCENTRATION OF CREDIT RISK:

The Company clears all of its customer transactions with its clearing broker which are introduced on a fully disclosed basis. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying these transactions. Customer activities may also expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral in customers' accounts. The Company seeks to control risk associated with these customer activities by reviewing the creditworthiness of such customers.

It is the Company's policy to review the creditworthiness of all institutions with which it conducts business in order to help mitigate any losses that may be incurred where there might be a concentration of balances. At year-end, the due from broker represents amounts due from one broker. Such balance may represent deposits and requirements of regulatory bodies, internal requirements established by the clearing broker or available cash. Such accounts are included by the clearing broker in the Proprietary Account of an Introducing Broker (the "PAIB") Reserve Computation as set forth in SEC Rule 15c3-1, which restricts the use of these funds and securities by the clearing broker.

Cash is held by one financial institution, the balance of which is insured by the Federal Deposit Insurance Corporation up to $100,000.

6. EXEMPTION FROM RULE 15c3-3:

The Company is exempt from SEC Rule 15c3-3 under the exemptive provisions of (k)(2)(ii).

Due to the nature of the Company's soft dollar business, the Company will be subject to a $250,000 minimum requirement under Rule 15c3-1, beginning January 21, 2005, and additionally be required to maintain a "Special Account for the Exclusive Benefit of Customers of Electronic Specialist LLC" under the exemptive provisions of SEC Rule 15c 3-3(k)(2)(i).

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) AND CFTC REGULATION 1.16

To the Members
Electronic Specialist LLC

In planning and performing our audit of the financial statements and supplemental schedule of Electronic Specialist LLC (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and the CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's and the CFTC's objectives.

This report recognizes that it is not practicable in an organization the size of Electronic Specialist LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Member, the Company's management, the Securities and Exchange Commission, the Commodity Futures Trading Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and/or Regulation 1.16 of the CFTC, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 14, 2005